As filed with the Securities and Exchange Commission on March 27, 2013
File No. 812-______

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

-----------------------------

APPLICATION PURSUANT TO SECTION 6(c) OF THE INVESTMENT
COMPANY ACT OF 1940 (THE "1940 ACT") FOR AN ORDER GRANTING
EXEMPTIONS FROM: (1) CERTAIN PROVISIONS OF SECTION 15(a) OF
THE 1940 ACT AND RULE 18f-2 THEREUNDER; AND (2) CERTAIN
DISCLOSURE REQUIREMENTS UNDER VARIOUS RULES AND FORMS

-----------------------------

PRINCIPAL FUNDS, INC.,
PRINCIPAL VARIABLE CONTRACTS FUNDS, INC.
and
PRINCIPAL MANAGEMENT CORPORATION

Please send all communications, notices and orders to:

John W. Blouch, Esq.
Drinker Biddle & Reath LLP
1500 K Street, N.W.
Washington, DC 20005-1209

Copies to:

Michael D. Roughton, Esq.
The Principal Financial Group
Des Moines, Iowa 50392-0300

Page 1 of 31 Pages, including Exhibits
Exhibit Index appears at Page 23

UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

In the Matter of
PRINCIPAL FUNDS, INC.,
APPLICATION PURSUANT TO
PRINCIPAL VARIABLE CONTRACTS	SECTION 6(c) OF THE INVESTMENT
FUNDS, INC.	COMPANY ACT OF 1940 (THE "1940
ACT") FOR AN ORDER GRANTING
and	EXEMPTIONS FROM: (1) CERTAIN
PROVISIONS OF SECTION 15(a) OF
PRINCIPAL MANAGEMENT	THE 1940 ACT AND RULE 18f-2
CORPORATION	THEREUNDER; AND (2) CERTAIN
DISCLOSURE REQUIREMENTS
c/o The Principal Financial Group	UNDER VARIOUS RULES AND
Des Moines, Iowa 50392-2080	FORMS
.
File No. 812-_______

Investment Company Act of 1940

I.	INTRODUCTION

Principal Funds, Inc. (“PFI”) and Principal Variable Contracts Funds, Inc. (“PVC” and,
together with PFI, the “Investment Companies”), each a registered open-end management investment company that offers multiple series of shares (each a “Series” and, collectively, the
“Series”), and Principal Management Corporation ("PMC" or the "Adviser" and, together with the Investment Companies, the "Applicants")[1] , the investment adviser to each Series, hereby file this application (the "Application") for an order of the Securities and Exchange Commission
(the "Commission") under Section 6(c) of the 1940 Act.

__________________________
[1] The term "Adviser" includes (i) the Adviser and its successors and (ii) any entity controlling, controlled by or under common control with the Adviser or its successors. For the purposes of the requested order, "successor" is limited to an entity that results from a reorganization into another jurisdiction or a change in the type of business organization.

Applicants request an order exempting Applicants from Section 15(a) of the 1940 Act and Rule 18f-2 thereunder to permit the Adviser, subject to the approval of the board of directors of the applicable Investment Company (each a "Board"), including a majority of the directors who are not "interested persons" (as such term is defined in Section 2(a)(19) of the 1940 Act) of the Investment Company, a Series or the Adviser (the "Independent Board Members"), to,
without obtaining shareholder[2] approval: (i) select certain majority-owned and non-affiliated investment sub-advisers (each a "Sub-Adviser" and, collectively, the "Sub-Advisers") to manage all or a portion of the assets of a Series and enter into investment sub-advisory agreements with the Sub-Advisers (each a "Sub-Advisory Agreement" and, collectively, the
"Sub-Advisory Agreements"), and (ii) materially amend Sub-Advisory Agreements with the
Sub-Advisers. As used herein, a Sub-Adviser for a Series is (1) an indirect or direct "majority-
owned subsidiary" (as such term is defined in the 1940 Act) of the Adviser for that Series, or (2)
a sister company of the Adviser for that Series that is an indirect or direct "majority-owned subsidiary" (as such term is defined in the 1940 Act) of the same company that, indirectly or directly, majority owns the Adviser (each of (1) and (2) a "Majority-Owned Sub-Adviser" and, collectively, the "Majority-Owned Sub-Advisers"), or (3) not an "affiliated person" (as such term is defined in Section 2(a)(3) of the 1940 Act) of the applicable Investment Company, Series or the Adviser, except to the extent that an affiliation arises solely because the sub-adviser serves as a sub-adviser to a Series (each a "Non-Affiliated Sub-Adviser" and, collectively, the "Non-
Affiliated Sub-Advisers").[3]

Applicants also apply for an order of the Commission under Section 6(c) of the 1940 Act granting exemptions from certain disclosure obligations under the following rules and forms: (i)
Item 19(a)(3) of Form N-1A; (ii) Items 22(c)(1)(ii), 22(c)(1)(iii), 22(c)(8) and 22(c)(9) of
Schedule 14A under the Securities Exchange Act of 1934 (the “Exchange Act”); and (iii)
Sections 6-07(2)(a), (b), and (c) of Regulation S-X.

Applicants request that the relief sought herein apply to the named Applicants, as well as to any existing or future Series of the Investment Companies and any other existing or future registered open-end management investment company or series thereof, including those that serve as funding media for variable insurance products offered by Principal Life Insurance
__________________________
[2] The term “shareholder” includes variable life and variable annuity contract owners having the voting interest in a separate account for which a Series serves as a funding medium.

[3] Section 2(a)(3) of the 1940 Act defines “affiliated person” as follows:

"Affiliated person" of another person means (A) any person directly or indirectly owning, controlling, or holding with power to vote, 5 per centum or more of the outstanding voting securities of such other person;
(B) any person 5 per centum or more of whose outstanding voting securities are directly or indirectly owned, controlled, or held with power to vote, by such other person; (C) any person directly or indirectly controlling, controlled by, or under common control with, such other person; (D) any officer, director, partner, copartner, or employee of such other person; (E) if such other person is an investment company, any investment adviser thereof or any member of an advisory board thereof; and (F) if such other person is an unincorporated investment company not having a board of directors, the depositor thereof.

Section 2(a)(24) of the 1940 Act defines “majority-owned subsidiary” of a person to mean “a company 50 per centum or more of the outstanding voting securities of which are owned by such person, or by a company which, within the meaning of this paragraph, is a majority-owned subsidiary of such person.”

Company (“Principal Life”), an Iowa stock life insurance company, its affiliated insurance companies and other, unaffiliated insurance companies, that intends to rely on the order in the future and that is advised by the Adviser, uses the multi-manager structure described in this
Application, and complies with the terms and conditions set forth herein ("Subadvised Series").
All registered open-end investment companies that currently intend to rely on the requested order are named as Applicants. All Series that currently are, or that currently intend to be, Subadvised
Series are identified in the Application. Any entity that relies on the requested order will do so only in accordance with the terms and conditions contained in this Application.[4]

Applicants are seeking the requested relief primarily to enable the Adviser and each
Board to obtain for each Subadvised Series the services of one or more Sub-Advisers believed by the Adviser and the Board to be particularly well suited to manage all or a portion of the assets of the Subadvised Series, and to make material amendments to Sub-Advisory Agreements believed by the Adviser and the Board to be appropriate, without the delay and expense of convening special meetings of shareholders to approve the Sub-Advisory Agreements. Under this structure, the Adviser, in its capacity as investment adviser, evaluates, allocates assets to and oversees the
Sub-Advisers, and makes recommendations about their hiring, termination and replacement to the applicable Board, at all times subject to the authority of such Board. This structure is commonly referred to as a "multi-manager" or “manager-of-managers” structure.

If the relief sought is granted, the Adviser, with the approval of the applicable Board, including a majority of the Independent Board Members, would on behalf of each Subadvised
Series, without obtaining shareholder approval, be permitted to (i) hire a Non-Affiliated Sub-
Adviser or a Majority-Owned Sub-Adviser, including terminating an existing sub-adviser and replacing it with one or more Non-Affiliated Sub-Advisers or Majority-Owned Sub-Advisers,
and (ii) materially amend Sub-Advisory Agreements with Non-Affiliated Sub-Advisers and
Majority-Owned Sub-Advisers. To the extent not otherwise permitted by rule or other action of the Commission or its staff, shareholder approval will continue to be required for any other sub-
adviser changes and material amendments to sub-advisory agreements with respect to sub-
advisers other than a Non-Affiliated Sub-Adviser or a Majority-Owned Sub-Adviser (all such changes are referred to herein as "Ineligible Sub-Adviser Changes").

The Applicants have obtained an order from the Commission granting substantially similar relief solely with respect to Non-Affiliated Sub-Advisers (Principal Management
Corporation, et al. Investment Company Act Release Nos. 23613 (Dec. 21, 1998) (notice) and
23655 (Jan. 19, 1999) (order) (File no. 812-10962)) (the "Non-Affiliated Sub-Adviser Order").
Any order granted by the Commission with respect to this Application will supersede the Non-
Affiliated Sub-Adviser Order.[5]

__________________________
[4] The requested relief will not extend to any sub-adviser, other than a Majority-Owned Sub-Adviser, which is an affiliated person, as defined in section 2(a)(3) of the 1940 Act, of the Subadvised Series or of the Adviser, other than by reason of serving as a sub-adviser to one or more of the Subadvised Series ("Excluded Affiliated Sub-
Adviser").

[5] Any Series that received shareholder approval to rely on the Non-Affiliated Sub-Adviser Order prior to the effective time of the requested order will, after that time, comply with the conditions of the requested order but continue to make the kinds of changes in Non-Affiliated Sub-Advisers and Sub-Advisory Agreements with Non-
Affiliated Sub-Advisers permitted -Affiliated Sub-Adviser Order without obtaining further shareholder approval.

For the reasons discussed below, Applicants believe that the requested relief is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act. Applicants believe that the
Subadvised Series would be negatively impacted without the requested relief because of delays in hiring or replacing Sub-Advisers and costs associated with the proxy solicitation to approve new or amended Sub-Advisory Agreements.

II.	THE INVESTMENT COMPANIES

PFI is a Maryland corporation which is registered as an open-end management investment company under the 1940 Act. PFI is a series investment company which currently offers 65 Series, each of which has its own investment objective, policies and restrictions. The
Board of PFI consists of eleven (11) members, nine (9) of whom are Independent Board
Members. PFI is not required to hold annual shareholder meetings. Shares of PFI are registered under the Securities Act of 1933, as amended (the “1933 Act”). They are offered directly to the public as well as to other Series of PFI and PVC and certain separate accounts of Principal Life that are excepted from the definition of investment company by Section 3(c)(11) of the 1940 Act and, therefore, are not registered as investment companies under the 1940 Act. These unregistered separate accounts are used to fund group annuity contracts that are not registered under the 1933 Act because they are issued to qualified retirement plans pursuant to Section
3(a)(2) of the 1933 Act. The PFI Series may offer, pursuant to Rule 18f-3 under the 1940 Act, one or more classes of shares that are subject to different expenses. Certain PFI Series may issue a class of shares that is subject to a front-end sales load or a contingent deferred sales load. In addition, a PFI Series or any classes thereof may pay fees in accordance with Rule 12b-1 under the 1940 Act (“Rule 12b-1”).

PVC is a Maryland corporation which is registered as an open-end management investment company under the 1940 Act. PVC is a series investment company which currently offers 36 Series, each of which has its own investment objective, policies and restrictions. The
Board of PVC consists of eleven (11) members, nine (9) of whom are Independent Board
Members.[6] PVC is not required to hold annual shareholder meetings. Shares of PVC are registered under the 1933 Act. They are sold principally at no load to separate accounts, registered as investment companies under the 1940 Act, of Principal Life, its affiliated insurance companies and other, unaffiliated insurance companies. These separate accounts are used to fund variable life insurance and variable annuity contracts issued by Principal Life and such other insurance companies that are registered under the 1933 Act.[7] The PVC Series may offer, pursuant to Rule 18f-3 under the 1940 Act, one or more classes of shares that are subject to different expenses. In addition, a PVC Series or any classes thereof may pay fees in accordance with Rule 12b-1.
__________________________
[6] Currently, the composition of the Board of each of PFI and PVC is the same.

7 PVC has obtained “mixed and shared funding” relief from the Commission. Principal Variable Contracts Fund,
Inc., et al., Investment Company Act Release Nos. 27852 (Jun. 18, 2007) (notice) and 27887 (Jul. 17, 2007) (order).

III.	THE ADVISER

PMC is an Iowa corporation and an indirect wholly-owned subsidiary of The Principal
Financial Group, Inc., the ultimate parent entity of Principal Life. The Adviser is registered as an investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers
Act”), and serves as the investment adviser to each Series pursuant to an investment management agreement with the applicable Investment Company (each an “Investment
Management Agreement” and, collectively, the “Investment Management Agreements”).
The current business address of the Adviser is The Principal Financial Group, Des Moines, Iowa
50392-0300. Any future Adviser also will be registered with the Commission as an investment adviser under the Advisers Act.

Pursuant to the terms of each Investment Management Agreement, the Adviser, subject to the supervision of the applicable Board, provides investment advisory, research and statistical services, furnishes the Board a recommended investment program for each Series consistent with its investment objective, strategies, policies and restrictions, is authorized to implement such investment programs by placing orders for the purchase and sale of securities and assists the officers of the Investment Company regarding the general conduct of its investment business.
The Adviser periodically reviews a Series’ investment policies and strategies and, based on the need of a particular Series, may recommend changes to the investment policies and strategies of the Series for consideration by the Board. Under the Investment Management Agreements, the
Adviser also provides certain corporate, accounting and administrative services to the Series.[8]

Consistent with the terms of each Investment Management Agreement, the Adviser may, subject to the approval of the applicable Board, including a majority of the Independent Board
Members, delegate portfolio management responsibilities for all or a portion of the assets of a
Subadvised Series to one or more sub-advisers. With respect to each such Series, the Adviser’s responsibilities include: (i) recommending the selection, retention, removal, or replacement of sub-advisers; (ii) determining the portion of the Series’ assets to be managed by any given sub-
adviser; and (iii) reallocating those assets as necessary, from time to time, among the Adviser and/or the sub-advisers retained for management of the assets of the Series. In addition, the
Adviser monitors and reviews each sub-adviser’s performance and its compliance with the
Series’ investment objective, strategies, policies and restrictions.

For its services to each Series under the applicable Investment Management Agreement, the Adviser receives an investment management fee from the Series based on a percentage of the average net assets of the Series. In the interest of limiting the expenses of a Series, the Adviser may, from time to time, waive some or all of its investment advisory fees or reimburse other fees and expenses of the Series. A sub-adviser will receive with respect to a Series an investment management fee from the Adviser. The Adviser is solely responsible for compensating each sub-adviser. The fee paid to a sub-adviser results from negotiations between the Adviser and the

__________________________
[8] Pursuant to a Services Agreement and an Administrative Services Agreement, the Adviser provides certain other shareholder and administrative services to certain share classes of the PFI Series.

particular sub-adviser and is approved by the applicable Board, including a majority of the
Independent Board Members.

The Investment Management Agreement for each existing Series was approved by the applicable Board, including a majority of the Independent Board Members, and by the shareholders of that Series in the manner required by Sections 15(a) and 15(c) of the 1940 Act and Rule 18f-2 thereunder. The terms of each Investment Management Agreement comply with
Section 15(a) of the 1940 Act. Any future Investment Management Agreement also will comply with Section 15(a) of the 1940 Act and will be similarly approved. Applicants are not seeking an exemption from the 1940 Act with respect to the Investment Management Agreements.

IV.	THE SUB-ADVISERS

Pursuant to the authority under the Investment Management Agreements, the Adviser has entered into Sub-Advisory Agreements with various Sub-Advisers on behalf of the Subadvised
Series.[9] The Adviser may in the future, enter into new, additional or amended sub-advisory agreements on behalf of these or other Series.

The Sub-Advisers are, and any future Sub-Advisers will be, "investment advisers" to the
Subadvised Series within the meaning of Section 2(a)(20) of the 1940 Act and provide, or will provide, investment management or related services to the Subadvised Series subject to, without limitation, the requirements of Sections 15(a) and 36(b) of the 1940 Act. In addition, the Sub-
Advisers are, and any future Sub-Advisers will be, registered with the Commission as investment advisers under the Advisers Act or exempt from such registration. The Adviser selects Sub-
Advisers based on the Adviser's evaluation of the Sub-Advisers’ skills in managing assets pursuant to particular investment styles and recommends their hiring to the applicable Board.
The Adviser employs and may in the future employ multiple Sub-Advisers for one or more of the
Subadvised Series. In such instances, the Adviser allocates and, as it deems appropriate, reallocates a Subadvised Series’ assets among the Sub-Advisers for that Series, and each Sub-
Adviser has management oversight of the portion of the assets allocated to such Sub-Adviser.

The Adviser will engage in an ongoing analysis of the continued advisability of retaining a Sub-Adviser and make recommendations to the applicable Board as needed. The Adviser will also negotiate and renegotiate the terms of the Sub-Advisory Agreements with the Sub-Advisers, including the fees paid to the Sub-Advisers, and make recommendations to the applicable Board as needed. The specific investment decisions for each Subadvised Series will be made by the
Sub-Adviser which has discretionary authority to invest the assets or a portion of the assets of that Subadvised Series, subject to the general supervision of the Adviser and the Board.

The Sub-Advisory Agreements were initially approved by the applicable Board, including a majority of the Independent Board Members, and, to the extent that the Non-

__________________________
[9] The Subadvised Series and their respective Non-Affiliated and Majority-Owned Sub-Advisers as of the date of this Application are identified in Exhibit A to this Application. As of the date of this Application, no Subadvised
Series has as a sub-adviser an Excluded Affiliated Sub-Adviser.

Affiliated Sub-Adviser Order did not apply, the shareholders of the Subadvised Series in accordance with Sections 15(a) and 15(c) of the 1940 Act and Rule 18f-2 thereunder.

The terms of each Sub-Advisory Agreement comply fully with the requirements of
Section 15(a) of the 1940 Act. Each Sub-Advisory Agreement: (i) precisely describes the compensation that the Sub-Adviser will receive for providing services to the applicable
Subadvised Series; (ii) will continue in effect for more than two years from the date of its original approval only so long as such continuance is specifically approved at least annually by the applicable Board at the times and in the manner required by Section 15(c) of the 1940 Act;
(iii) may be terminated at any time, without the payment of any penalty, by the Adviser, the applicable Board or the shareholders of the Subadvised Series on 60 days' written notice to the
Sub-Adviser; and (iv) will terminate automatically in the event of its “assignment" as defined in
Section 2(a)(4) of the 1940 Act. To the extent required by law and the Non-Affiliated Sub-
Adviser Order, the Applicants will continue the shareholder approval process for Sub-Advisory
Agreements until such time as the Commission grants the exemptive relief requested herein. In addition, the terms of the Sub-Advisory Agreements are reviewed and renewed on an annual basis by the applicable Board, including a majority of the Independent Board Members, in accordance with Section 15(c) of the 1940 Act.

Pursuant to the Sub-Advisory Agreements, the Adviser generally agrees to pay each Sub-
Adviser a fee based on a percentage of the average net assets of the applicable Subadvised Series or portion thereof overseen by the Sub-Adviser.[10] Each Sub-Adviser will bear its own expenses of providing investment management services to the Subadvised Series. Neither the Investment
Companies nor the Subadvised Series are responsible for paying sub-advisory fees to any Sub-
Adviser.

V.	REQUEST FOR EXEMPTIVE RELIEF

Applicants seek relief from the requirements of Section 15(a) of the 1940 Act and Rule
18f-2 thereunder to facilitate the selection and retention of Sub-Advisers and to make material changes to Sub-Advisory Agreements in connection with operating the Subadvised Series.
Under the requested relief, Applicants will obtain the approval of the applicable Board, including a majority of the Independent Board Members, when Sub-Adviser changes or material changes in Sub-Advisory Agreements are made, but approval by shareholders of the applicable
Subadvised Series will not be sought or obtained. As noted above, Applicants are not requesting relief for Ineligible Sub-Adviser Changes and will continue to seek shareholder approval in such cases, consistent with the requirements of the 1940 Act and the rules thereunder.

If the requested order is granted, each Sub-Advisory Agreement will comply with all the provisions required by Section 15(a) of the 1940 Act except obtaining approval by the
__________________________
[10] There is a different fee arrangement with respect to Cliffwater LLC (“Cliffwater”), a Non-Affiliated Sub-Adviser
of the PFI Global Multi-Strategy Fund. Cliffwater does not provide portfolio management services but serves as a consultant to the Adviser with respect to selecting, monitoring, evaluating and allocating assets among the other
Sub-Advisers of the Series. For its services, the Adviser pays Cliffwater a fixed dollar fee for the first 12-month period of the Series’ operations, an asset-based fee (subject to a minimum fixed dollar amount) for the second and third 12-month periods and the same asset-based fee (without a minimum) thereafter.

shareholders of the affected Subadvised Series. Thus, each Sub-Advisory Agreement will: (i)
precisely describe the compensation to be paid by the Adviser to the Sub-Adviser; (ii) continue in effect for more than two years from the date of its initial approval so long as such continuance is specifically approved at least annually by the applicable Board at the time and in the manner required by Section 15(c) of the 1940 Act; (iii) provide, in substance, for the termination at any time, without the payment of any penalty, by the Adviser, the Board or the shareholders of the applicable Subadvised Series on not more than 60 days’ written notice to the Sub-Adviser; and
(iv) provide, in substance, for the automatic termination of the Sub-Advisory Agreement in the event of its assignment as defined in Section 2(a)(4) of the 1940 Act. Upon issuance of the order, the prospectus of any Sub-Advised Series that has received shareholder approval of the manager-of-managers structure under condition (1) set forth below and that intends to rely on the order will include at all times after such approval the disclosures provided for in condition (2) set forth below.

	VI.	LEGAL ANALYSIS AND DISCUSSION

A.	SHAREHOLDER VOTE

	1.	Applicable Law

Section 6(c) of the 1940 Act provides, in relevant part, that:

The Commission . . . by order upon application, may conditionally or unconditionally exempt any person . . . or any class or classes of persons . . . from any . . . provisions of this title or of any rule or regulation thereunder, if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of this title.

Section 15(a) of the 1940 Act provides, in relevant part, that:

It shall be unlawful for any person to serve or act as investment adviser to a registered investment company, except pursuant to a written contract, which contract, whether with such registered company or with an investment adviser of such registered company, has been approved by the vote of a majority of the outstanding voting securities of such registered company . . .

Rule 18f-2(a) under the 1940 Act provides, in relevant part, that:

Any matter required to be submitted . . . to the holders of the outstanding voting securities of a series company shall not be deemed to have been effectively acted upon unless approved by the holders of a majority of the outstanding voting securities of each class or series of stock affected by such matter.

Rule 18f-2(c)(1) under the 1940 Act provides, in relevant part, that:

With respect to the submission of an investment advisory contract to the holders of the outstanding voting securities of a series company for the approval required by Section

15(a) of the [1940] Act, such matter shall be deemed to be effectively acted upon with respect to any class or series of securities of such registered investment company if a majority of the outstanding voting securities of such class or series vote for the approval of such matter.

Section 2(a)(20) of the 1940 Act defines an “investment adviser” of an investment company as:

any person . . . who pursuant to contract with such company regularly furnishes advice to such company with respect to the desirability of investing in, purchasing or selling securities . . . or is empowered to determine what securities . . . shall be purchased or sold by such company.

Section 15 of the 1940 Act applies to situations where, as here, a sub-adviser contracts with an investment adviser of an investment company. Accordingly, the Sub-Advisers are deemed to be within the statutory definition of an “investment adviser,” and the Sub-Advisory
Agreements with the Sub-Advisers are subject to Sections 15(a) and (c) of the 1940 Act and Rule
18f-2 thereunder to the same extent as the Investment Management Agreements. Therefore, without the exemptions requested herein, the Adviser and/or a Subadvised Series: (i) would be prohibited from promptly entering into a new Sub-Advisory Agreement or materially amending an existing contract with a Sub-Adviser; and (ii) would be prohibited from continuing the employment of an existing Sub-Adviser whose contract had been assigned as a result of a change in “control,” unless the Adviser and the particular Series involved were to incur the costs of convening a special meeting of the Series’ shareholders to approve the Sub-Adviser’s selection and/or the material change in the Sub-Advisory Agreement.

Rule 2a-6 under the 1940 Act provides an exemption from the shareholder voting requirements of Section 15(a) of the 1940 Act and Rule 18f-2 thereunder for certain transactions that do not result in a “change in actual control or management of the investment adviser” to a registered investment company. As a general matter, the Applicants believe that Rule 2a-6 under the 1940 Act may not in all circumstances provide a safe harbor to hire Majority-Owned Sub-
Advisers. A sub-adviser that is a Majority-Owned Sub-Adviser may run its own day-to-day
operations and have its own investment personnel. Therefore, in certain instances, appointing certain Majority-Owned Sub-Advisers could be viewed as a change in management and, as a result, an “assignment” within the meaning of the 1940 Act.[11]

2.	Discussion

Applicants seek relief to permit each Subadvised Series and/or the Adviser to enter into and materially amend a Sub-Advisory Agreement, subject to the approval of the applicable
Board, including a majority of the Independent Board Members, without obtaining the shareholder approval required under Section 15(a) of the 1940 Act and Rule 18f-2 thereunder.

__________________________
[11] Applicants also do not believe that the guidance offered by the staff of the Commission in no-action letters would apply to every instance of appointing a Majority-Owned Sub-Adviser. See Wells Fargo Bank N.A. (pub. avail. Mar. 31,
1998). See also American Express Financial Corp. (pub. avail. Nov. 17, 1998).

The Applicants believe that the relief sought should be granted by the Commission because: (1)
the Adviser operates each Subadvised Series in a manner that is different from that of conventional investment companies; (2) the relief will benefit shareholders by enabling each
Subadvised Series to operate in a less costly and more efficient manner; and (3) the Applicants will consent to a number of conditions that adequately address the policy concerns of Section
15(a) of the 1940 Act, including conditions designed to ensure that shareholder interests are adequately protected through Board oversight.

(a) Necessary or Appropriate in the Public Interest

The investment advisory arrangements for each Subadvised Series will be different than those of traditional investment companies. In the case of a traditional investment company, the investment adviser is a single entity that employs one or more individuals as portfolio managers to make investment decisions. The investment adviser may terminate or hire portfolio managers without board or shareholder approval and has sole discretion to set the compensation it pays to the portfolio managers. The Adviser establishes an investment program for each Subadvised
Series and selects, supervises and evaluates the Sub-Advisers which make the day-to-day investment decisions for each such Series. This is a service that the Adviser believes adds value to the investment of each Subadvised Series’ shareholders because the Adviser is able to select those Sub-Advisers suited to manage a particular Subadvised Series in light of its strategies and the market sectors in which it invests.

From the perspective of the shareholder, the role of the Sub-Adviser is substantially equivalent to the role of the individual portfolio managers employed by an investment adviser to a traditional investment company. The individual portfolio managers and the Sub-Advisers that provide portfolio management services are each charged with the selection of portfolio investments in accordance with a Series’ investment objectives, strategies, policies and restrictions and have no broad supervisory, management or administrative responsibilities with respect to the Series. Applicants believe that shareholders look to the Adviser when they have questions or concerns about an applicable Subadvised Series’ management or investment performance, and expect the Adviser, subject to the review and approval of the applicable Board, to select the Sub-Advisers that are suited to achieve the Series’ investment objective.
Shareholders of traditionally managed investment companies expect the investment adviser to compensate the portfolio manager out of the investment adviser’s own assets, just as the Adviser compensates each Sub-Adviser out of the Adviser’s assets. Under a traditional investment company structure, shareholders do not vote on the selection of individual portfolio managers or changes in their compensation. There is no compelling policy reason why the Subadvised
Series’ shareholders should be required to approve the relationship between the Sub-Advisers and such Series when shareholders of a traditional investment company are not required to approve the substantially equivalent relationship between an investment adviser and its portfolio managers.

In the absence of exemptive relief from Section 15(a) of the 1940 Act and Rule 18f-2 thereunder, when a new Sub-Adviser is proposed for retention by a Subadvised Series, shareholders of that Series would be required to approve the Sub-Advisory Agreement with that
Sub-Adviser. Similarly, if an existing Sub-Advisory Agreement with a Sub-Adviser were to be amended in any material respect, the shareholders of the affected Subadvised Series would be required to approve the change. In all these instances, the need for shareholder approval requires the affected Subadvised Series to call and hold a shareholder meeting, create and distribute proxy materials, and solicit votes from shareholders on behalf of the Series, and generally necessitates the retention of a proxy solicitor. This process is time-intensive, expensive and slow, and, in the case of a poorly performing Sub-Adviser or one whose management team has parted ways with the Sub-Adviser, potentially harmful to the affected Subadvised Series and its shareholders.

Applicants believe that permitting the Adviser to perform the duties for which the shareholders of the Subadvised Series are paying the Adviser the selection, supervision and evaluation of the Sub-Advisers without incurring unnecessary delays or expenses is appropriate in the interest of the Subadvised Series’ shareholders and allows the Subadvised
Series to operate more efficiently. The Investment Companies are not required to hold annual shareholder meetings. Without the delay and cost inherent in holding shareholder meetings (and the attendant difficulty in obtaining the necessary quorums), a Subadvised Series would be able to replace Sub-Advisers more quickly and at less cost, when the applicable Board, including a majority of the Independent Board Members, and the Adviser believe that a change would benefit the Subadvised Series and its shareholders. Without the requested relief, a Subadvised
Series may, for example, be left in the hands of a Sub-Adviser that is unable to manage the
Series’ assets diligently because of diminished capabilities resulting from a loss of personnel or decreased motivation resulting from an impending termination of the Sub-Advisory Agreement.
Moreover, if a Sub-Advisory Agreement were “assigned” as a result of a change in control of the
Sub-Adviser, the shareholders of the affected Subadvised Series would be required to approve retaining the existing Sub-Adviser or could be forced to operate without a Sub-Adviser or with less than an optimum number of Sub-Advisers. The sudden loss of a Sub-Adviser could be highly disruptive to the operation of the Series.

(b) Consistent with the Protection of Investors

Primary responsibility for management of a Subadvised Series’ assets, including the selection and supervision of the Sub-Advisers, is vested in the Adviser, subject to the oversight of the applicable Board. The Investment Management Agreements will remain fully subject to the requirements of Section 15(a) under the 1940 Act and Rule 18f-2 thereunder, including the requirement for approval by shareholders. Applicants believe that it is consistent with the protection of investors to vest the selection and supervision of the Sub-Advisers in the Adviser in light of the management structure of the Subadvised Series, as well as the shareholders’
expectation that the Adviser is in possession of information necessary to select the most able
Sub-Advisers. Within this structure, the Adviser is in the better position to make an informed selection and evaluation of a Sub-Adviser than are individual shareholders. Shareholders expect the Adviser, subject to review and approval by the applicable Board, to select the Sub-Advisers which are in the best position to achieve the Subadvised Series’ investment goal. Shareholders also rely on the Adviser for the overall management of a Subadvised Series and the Subadvised
Series’ total investment performance.

Whenever required by Section 15(c) of the 1940 Act, each Board will request, and the
Adviser and each Sub-Adviser will furnish, such information as may be reasonably necessary for the Board to evaluate the terms of the applicable Investment Management Agreement and Sub-
Advisory Agreements. In particular, the Board will have been provided with, and will evaluate, information concerning the rate of the fees paid to the Adviser by each Subadvised Series and by the Adviser to each Sub-Adviser. The information provided to the Board will be maintained in accordance with the applicable record keeping requirements under the 1940 Act and made available to the Commission in the manner prescribed by the 1940 Act. The Board will comply with the Board action requirements of Section 15(c) of the 1940 Act before entering into or materially amending any Sub-Advisory Agreement.

If the relief requested is granted, shareholders of a Subadvised Series will receive adequate information about the Sub-Advisers of that Series. The prospectus and statement of additional information (“SAI”) for each Subadvised Series will include all information required by Form N-1A concerning the Sub-Advisers of the Subadvised Series. If a new Sub-Adviser is
retained or a Sub-Advisory Agreement is materially amended, the affected Subadvised Series’
prospectus and SAI will be supplemented promptly pursuant to Rule 497 under the 1933 Act.

The Subadvised Series will inform shareholders of the hiring of a new Sub-Adviser pursuant to the following procedures (“Modified Notice and Access Procedures”): (a) within
90 days after a new Sub-Adviser is hired for any Subadvised Series, that Subadvised Series will send its shareholders either a Multi-Manager Notice or a Multi-Manager Notice and Multi-
Manager Information Statement,[12] and (b) the Subadvised Series will make the Multi-Manager
Information Statement available on the website identified in the Multi-Manager Notice no later than when the Multi-Manager Notice (or Multi-Manager Notice and Multi-Manager Information
Statement) is first sent to shareholders, and will maintain it on that website for at least 90 days.
In the circumstances described in this Application, a proxy solicitation to approve the appointment of new Sub-Advisers provides no more meaningful information to shareholders than the proposed Multi-Manager Information Statement. Moreover, as indicated above, the
Board would comply with the requirements of Sections 15(a) and 15(c) of the 1940 Act before entering into or amending Sub-Advisory Agreements.

The Applicants believe that the use of Sub-Advisers under the multi-manager investment approach described in this Application should not raise any concerns under the 1940 Act that might prevent the Commission from making its findings under Section 6(c). No impermissible conflict of interest or opportunity for self-dealing would arise when a Sub-Adviser is hired or when a material change is made to a Sub-Advisory Agreement under the terms and conditions of
__________________________
12 A “Multi-Manager Notice” will be modeled on a Notice of Internet Availability as defined in Rule 14a-16 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and specifically will, among other things:
(a) summarize the relevant information regarding the new Sub-Adviser; (b) inform shareholders that the Multi-
Manager Information Statement is available on a website; (c) provide the website address; (d) state the time period during which the Multi-Manager Information Statement will remain available on that website; (e) provide instructions for accessing and printing the Multi-Manager Information Statement; and (f) instruct the shareholder that a paper or email copy of the Multi-Manager Information Statement may be obtained, without charge, by contacting the Subadvised Series.

A “Multi-Manager Information Statement” will meet the requirements of Regulation 14C, Schedule 14C and
Item 22 of Schedule 14A under the Exchange Act for an information statement. Multi-Manager Information
Statements will be filed electronically with the Commission via the EDGAR system.

this Application. No Subadvised Series will be responsible for compensating a Sub-Adviser.
The Adviser will receive a management fee pursuant to the applicable Investment Management
Agreement, which has been approved by the applicable Board, including a majority of the
Independent Board Members, and the shareholders of the applicable Subadvised Series, and will be responsible, pursuant to the Investment Management Agreements, for paying a Sub-Adviser from the Adviser’s own resources. Even if the Adviser had an economic incentive to select a
Majority-Owned Sub-Adviser to manage all or a portion of the assets of a Subadvised Series, it would not be able to act to the detriment of the shareholders of the Subadvised Series because of the conditions set forth in this Application that are designed to provide the Board with sufficient independence and the resources and information it needs to monitor and address any conflicts of interest. For any Subadvised Series that uses a Sub-Adviser that is an "affiliated person" (as such term is defined in the 1940 Act) of the Adviser, including, but not limited to, Majority-
Owned Sub-Advisers, a condition requires the applicable Board to make a separate finding, reflected in the Board minutes, that any change in Sub-Advisers to manage all or a portion of the assets of that Subadvised Series is in the best interests of the Subadvised Series and its shareholders and does not involve a conflict of interest from which the Adviser or Sub-Adviser derives an inappropriate advantage. A new Sub-Adviser would also need to be approved by a majority of the Board members who are subject to limits on their ability to have a financial interest in that Sub-Adviser. If an Adviser proposes to terminate a Non-Affiliated Sub-Adviser and hire a Majority-Owned Sub-Adviser for a Subadvised Series, the fees and other terms of the
Sub-Advisory Agreement will be reviewed by the applicable Board, including a majority of the
Independent Board Members, under Section 15(c) of the 1940 Act, and the management fee paid to the Adviser by the Subadvised Series would remain subject to the annual review by the applicable Board. Each Sub-Advisory Agreement would also remain subject to the annual review by the applicable Board, including a majority of the Independent Board Members.

(c) Consistent with the Policy and Provisions of the 1940 Act

Section 15(a) was designed to protect the interest and expectations of a registered investment company’s shareholders by requiring shareholder approval of investment advisory contracts, including sub-advisory contracts.[13] Section 15(a) is predicated on the belief that if a registered investment company is to be managed by an investment adviser different from the investment adviser selected by shareholders at the time of the investment, the new investment adviser should be approved by shareholders.[14] The relief sought in this Application is fully consistent with this public policy.

As noted above, the Investment Management Agreements and any Sub-Advisory
Agreements with Sub-Advisers that do not comply with the conditions set forth herein will continue to be subject to the shareholder approval requirement of Section 15(a) of the 1940 Act and Rule 18f-2 thereunder.

__________________________
[13] See Section 1(b)(6) of the 1940 Act.

[14] Hearings on S. 3580 before a Subcomm. of the Senate Comm. on Banking and Currency, 76th Cong., 3d Sess.
253 (1940) (statement of David Schenker).

The prospectus of each Subadvised Series will disclose that the Adviser is the primary provider of investment advisory services to the Subadvised Series, and, if the requested relief is granted, that the Adviser may hire or change Sub-Advisers for the Subadvised Series, as appropriate, and that the Adviser has the ultimate responsibility to oversee Sub-Advisers and recommend to the applicable Board their hiring, termination and replacement. In a traditionally structured investment company, no shareholder approval is required for the investment adviser to change a portfolio manager or revise the portfolio manager’s salary or conditions of employment, because shareholders of the investment company are relying on the investment adviser for the investment company’s investment results and overall management services. For these same reasons, shareholder approval should not be required in the circumstances described herein with respect to a change of a Sub-Adviser by the Adviser and the applicable Board.
Eliminating the requirement of shareholder approval in such a case would be consistent with the policies and provisions of the 1940 Act and would eliminate unnecessary expenses and delays associated with conducting a formal proxy solicitation. Additionally, if a shareholder of a
Subadvised Series is dissatisfied with the Adviser’s selection of a Sub-Adviser or a material change in a Sub-Advisory Agreement, the shareholder may exchange the shareholder’s shares for those of another Series or may redeem such shares.

B.	DISCLOSURE OF SUB-ADVISERS’ FEES

1.	Applicable Law

Form N-1A is the registration statement used by open-end investment companies. Item
19(a)(3) of Form N-1A requires a registered investment company to disclose in its SAI the method of computing the “advisory fee payable” by the investment company, including the total dollar amounts that the investment company “paid to the adviser (aggregated with amounts paid to affiliated advisers, if any), and any advisers who are not affiliated persons of the adviser, under the investment advisory contract for the last three fiscal years.”

Rule 20a-1 under the 1940 Act requires proxies solicited with respect to a registered investment company to comply with Schedule 14A under the Exchange Act. Item 22 of
Schedule 14A sets forth the information that must be included in a registered investment company’s proxy statement. Item 22(c)(1)(ii) requires a proxy statement for a shareholder meeting at which action will be taken on an investment advisory agreement to describe the terms of the advisory contract, “including the rate of compensation of the investment adviser.” Item
22(c)(1)(iii) requires a description of the “aggregate amount of the investment adviser’s fee and the amount and purpose of any other material payments” by the investment company to the investment adviser, or any affiliated person of the investment adviser during the fiscal year. Item
22(c)(8) requires a description of “the terms of the contract to be acted upon and, if the action is an amendment to, or a replacement of, an investment advisory contract, the material differences between the current and proposed contract.” Finally, Item 22(c)(9) requires a proxy statement for a shareholder meeting at which a change in the advisory fee will be sought to state (i) the aggregate amount of the investment adviser’s fee during the last year; (ii) the amount that the adviser would have received had the proposed fee been in effect; and (iii) the difference between
(i) and (ii) stated as a percent of the amount in (i). Together, these provisions may require a
Subadvised Series to disclose the fees paid to Sub-Advisers in connection with shareholder action with respect to entering into, or materially amending, an advisory agreement or establishing, or increasing, advisory fees.

Regulation S-X sets forth the requirements for financial statements required to be included as part of a registered investment company’s registration statement and shareholder reports filed with the Commission. Sections 6-07(2)(a), (b) and (c) of Regulation S-X require a registered investment company to include in its financial statements information about investment advisory fees. These provisions could require a Subadvised Series’ financial statements to disclose information concerning fees paid to Sub-Advisers, the nature of the Sub-
Adviser’s affiliations, if any, with the Adviser, and the names of any Sub-Advisers accounting for 5% or more of the aggregate fees paid to the Adviser.

For the reasons and subject to the conditions set forth below, Applicants seek an order under Section 6(c) of the 1940 Act exempting them, to the extent described herein, from Item
19(a)(3) of Form N-1A, Items 22(c)(1)(ii), 22(c)(1)(iii), 22(c)(8) and 22(c)(9) of Schedule 14A
under the Exchange Act and Sections 6-07(2)(a), (b) and (c) of Regulation S-X to permit each
Subadvised Series to disclose (as a dollar amount and a percentage of its net assets) (a) the aggregate fees paid to the Adviser and any Majority-Owned Sub-Advisers, and (b) the aggregate fees paid to Non-Affiliated Sub-Advisers (collectively, the “Aggregate Fee Disclosure”).[15] Any
Subadvised Series that employs an Excluded Affiliated Sub-Adviser will provide separate disclosure of any fees paid to such Excluded Affiliated Sub-Adviser.

2.	Discussion

Applicants believe that relief from the foregoing disclosure requirements is necessary or appropriate in the public interest, consistent with the protection of investors and consistent with the purposes fairly intended by the policy and provisions of the 1940 Act, and should be granted for the following reasons: (i) the Adviser will operate the Subadvised Series using one or more sub-advisers in a manner different from that of conventional investment companies such that disclosure of the fees the Adviser pays to each sub-adviser would serve no meaningful purpose;
(ii) the relief will enhance the ability of the Adviser to negotiate sub-advisory fees with sub-
advisers; and (iii) Applicants will consent to a number of conditions that adequately address disclosure concerns.

As noted above, the Adviser may operate Subadvised Series in a manner different from a traditional investment company. By investing in a Subadvised Series, shareholders are hiring the
Adviser to manage the Subadvised Series’ assets by overseeing, evaluating, monitoring and recommending sub-advisers rather than by hiring its own employees to manage the assets directly. The Adviser, under the supervision of the applicable Board, is responsible for overseeing the sub-advisers and recommending their hiring and replacement. In return, the
Adviser receives an advisory fee from each Subadvised Series. Pursuant to each Investment
Management Agreement, the Adviser will compensate the sub-advisers directly. Disclosure of the individual fees that the Adviser would pay to the sub-advisers does not serve any meaningful
__________________________
[15] Conditions 8 and 9 to this Application require that the Adviser provide the applicable Board with certain profitability information about the Subadvised Series. Applicants will comply with conditions 8, 9 and 12 if they rely on the relief that would allow them to provide the Aggregate Fee Disclosure.

purpose since investors pay the Adviser to oversee, monitor, evaluate and compensate the sub-
advisers. Applicants contend that the primary reasons for requiring disclosure of individual fees paid to sub-advisers are to inform shareholders of expenses to be charged by a particular
Subadvised Series and to enable shareholders to compare the fees to those of other comparable investment companies. Applicants believe that the requested relief satisfies these objectives because the advisory fee paid to the Adviser will be fully disclosed and therefore, shareholders will know what the Subadvised Series’ fees and expenses are and will be able to compare the advisory fees a Subadvised Series is charged to those of other investment companies.

Indeed, in a more conventional arrangement, requiring the Subadvised Series to disclose the fees negotiated between the Adviser and the sub-advisers would be the functional equivalent of requiring single adviser investment companies to disclose the salaries of individual portfolio managers employed by that investment adviser. In the case of a single adviser or traditional investment company, disclosure is made of the compensation paid to the investment adviser, but shareholders are not told or asked to vote on the salary paid by the investment adviser to individual portfolio managers. Similarly, in the case of the Subadvised Series, the shareholders will have chosen to employ the Adviser and to rely upon the Adviser’s expertise in monitoring the sub-advisers, recommending the sub-advisers’ selection and termination (if necessary), and negotiating the compensation of the sub-advisers. There are no policy reasons that require shareholders of the Subadvised Series to be informed of the individual sub-adviser’s fees any more than shareholders of a traditional investment company (single investment adviser) would be informed of the particular investment adviser’s portfolio managers’ salaries.[16]

In addition, the requested relief would enhance the Adviser’s ability to negotiate the fees paid to sub-advisers. The Adviser’s ability to negotiate with the various sub-advisers would be adversely affected by public disclosure of fees paid to each sub-adviser. If the Adviser is not required to disclose the sub-advisers’ fees to the public, the Adviser may be able to negotiate rates that are below a sub-adviser’s “posted” amounts. Moreover, if one sub-adviser is aware of the advisory fee paid to another sub-adviser, the sub-adviser is unlikely to decrease its advisory fee below that amount. The relief will also encourage sub-advisers to negotiate lower sub-
advisory fees with the Adviser if the lower fees are not required to be made public.

C.	PRECEDENT

Applicants note that substantially the same exemptions requested herein with respect to relief from Section 15(a) and Rule 18f-2 for Non-Affiliated Sub-Advisers have been granted previously by the Commission. See, e.g., Highland Associates, Inc. and Financial Investors
Trust, Investment Company Act Release Nos. 30259 (Nov. 9, 2012) (notice) and 30291 (Dec. 5,
2012) (order); Arden Investment Series Trust and Arden Asset Management, LLC, Investment
__________________________
[16] The relief would be consistent with the Commission’s disclosure requirements applicable to fund portfolio managers that were previously adopted. See Investment Company Act Release No. 26533 (Aug. 23, 2004). Under
these disclosure requirements, a fund is required to include in its SAI, among other matters, a description of the structure of and the method used to determine the compensation structure of its “portfolio managers.” Applicants state that with respect to each Subadvised Series, the SAI will describe the structure and method used to determine the compensation received by each portfolio manager employed by any sub-adviser. In addition to this disclosure with respect to portfolio managers, Applicants state that with respect to each Subadvised Series, the SAI will describe the structure of, and method used to determine, the compensation received by each sub-adviser.

Company Act Release Nos. 30255 (Nov. 2, 2012) (notice) and 30283 (Nov. 28, 2012) (order)
(“Arden”); Trust for Professional Managers, et al., Investment Company Act Release Nos.
30235 (Oct. 18, 2012) (notice) and 30263 (Nov. 14, 2012) (order) (“Professional”); PACE Select
Advisors Trust and UBS Global Asset Management (Americas) Inc., Investment Company Act
Release Nos. 30224 (Sep. 27, 2012) (notice) and 30241 (Oct. 23, 2012) (order) (“PACE”); Cash
Account Trust, et al., Investment Company Act Release Nos. 30151 (Jul. 25, 2012) (notice) and
30172 (Aug. 20, 2012) (order) (“DWS Investment Companies”); Pax World Funds Management
Series Trust I and Pax World Management LLC, Investment Company Act Release Nos. 29751
(Aug. 1, 2011) (notice) and 29783 (Sep. 7, 2011) (order) (“Pax World”); Sterling Capital Funds and Sterling Capital Management LLC, Investment Company Act Release Nos. 29713 (Jul. 1,
2011) (notice) and 29738 (Jul. 26, 2011) (order) (“Sterling”); Highland Capital Management,
L.P. and Highland Funds I, Investment Company Act Release Nos. 29445 (Sep. 27, 2010)
(notice) and 29488 (Oct. 26, 2010) (order) (“Highland”); and Northern Lights Fund Trust, et al.,
Investment Company Release Nos. 29208 (Apr. 16, 2010) (notice) and 29267 (May 12, 2010)
(order) (“Northern Lights”).

The relief sought herein with respect to Majority Owned Sub-Advisers is similar to relief that was previously granted by the Commission with respect to an indirect or direct "wholly-
owned subsidiary" (as such term is defined in the 1940 Act) of the Adviser or a sister company of the Adviser that is an indirect or direct "wholly-owned subsidiary" (as such term is defined in the 1940 Act) of the same company that, indirectly or directly, wholly owns the Adviser (a
“Wholly-Owned Sub-Adviser”). See, e.g., DWS Investment Companies, Capital Research and
Management Company, et al., Investment Company Act Release Nos. 30150 (Jul. 25, 2012)
(notice) and 30173 (Aug. 20, 2012) (order); and Franklin Advisers, Inc. and Franklin Templeton
International Trust, Inc., Investment Company Act Release Nos. 30105 (Jun. 18, 2012) (notice)
and 30138 (Jul. 17, 2012) (order). See also PIMCO Funds: Multi-Manager Series, et al.,
Investment Company Act Release Nos. 24558 (Jul. 17, 2000) (notice) and 24597 (Aug. 14,
2000) (order) (“PIMCO Funds”), as expanded by no-action relief granted by the staff of the
Commission in PIMCO Funds: Multi-Manager Series (pub. avail. Aug. 6, 2002).

Applicants acknowledge that the requested order seeks broader relief than the precedents cited above because Applicants request relief for Majority-Owned Sub-Advisers that are not also
Wholly-Owned Sub-Advisers (“Majority-But-Not-Wholly-Owned Sub-Advisers”).

Applicants believe that the discussion above with respect to Majority-Owned Sub-
Advisers applies as well to Majority-But-Not-Wholly-Owned Sub-Advisers as to Wholly-Owned
Sub-Advisers. Applicants do not believe that an impermissible conflict of interest or opportunity for self-dealing would arise when a Majority-But-Not-Wholly-Owned Sub-Adviser, rather than a
Wholly-Owned Sub-Adviser, is hired or when a material change is made to a Sub-Advisory
Agreement with a Majority-But-Not-Wholly-Owned Sub-Adviser, rather than with a Wholly-
Owned Sub-Adviser, or that any greater economic incentive might exist for the Adviser to select a Majority-But-Not-Wholly-Owned Sub-Adviser, rather than a Wholly-Owned Sub-Adviser, to manage all or a portion of the assets of a Subadvised Series. Thus, with respect to both a
Majority-But-Not-Wholly-Owned Sub-Adviser and Wholly-Owned Sub-Adviser: (1) the
Adviser will receive a management fee pursuant to the applicable Investment Management
Agreement, which has been approved by the applicable Board, including a majority of the

Independent Board Members, and the shareholders of the applicable Subadvised Series; (2) the
Sub-Adviser will receive a sub-advisory fee pursuant to the applicable Sub-Advisory Agreement, which has been approved by the applicable Board, including a majority of the Independent Board
Members; (3) the Adviser is responsible for paying the sub-advisory fee from the Adviser’s own resources, and no Subadvised Series will be responsible for compensating the Sub-Adviser; (4)
the applicable Board would need to make a separate finding, reflected in the Board minutes, that any change in Sub-Advisers to manage all or a portion of the assets of the Subadvised Series is in the best interests of the Subadvised Series and its shareholders and does not involve a conflict of interest from which the Adviser or Sub-Adviser derives an inappropriate advantage; (5) a new
Sub-Adviser would need to be approved by a majority of the Board members who are subject to limits on their ability to have a financial interest in that Sub-Adviser; and (6) the Sub-Advisory
Agreement, and the management fee paid to the Adviser by the Subadvised Series, would also remain subject to the annual review by the applicable Board, including a majority of the
Independent Board Members.

For purposes of the requested relief, Applicants believe that there is no meaningful distinction between a Wholly-Owned Sub-Adviser and a Majority-But-Not-Wholly-Owned Sub-
Adviser (including the potential for conflicts of interest or the opportunity for self-dealing arising out of the financial relationship between the Adviser and any Majority-Owned Sub-Adviser) and that any relevant concerns under the 1940 Act are appropriately addressed by the conditions included herein that provide sufficient protection for shareholders.

For the reasons set forth above, the Applicants believe that the relief sought with respect to Majority-Owned Sub-Advisers would be appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the
1940 Act and rules thereunder.

Applicants also note that the Commission has granted substantially the same relief from the disclosure requirements of the rules and forms discussed herein to the applicants in Arden,
Professional, PACE, DWS Investment Companies, Pax World, Sterling, Highland and Northern
Lights.

VII. CONDITIONS

Applicants agree that any order of the Commission granting the requested relief will be subject to the following conditions:

1.	Before a Subadvised Series may rely on the order requested in this Application, the operation of the Subadvised Series in the manner described in this Application, including the hiring of Majority-Owned Sub-Advisers, will be, or has been, approved by a majority of the
Subadvised Series' outstanding voting securities as defined in the 1940 Act (or, in the case of an insurance-related Subadvised Series, pursuant to the voting instructions provided by contract owners with assets allocated to any registered separate account for which the Subadvised Series serves as a funding medium), or, in the case of a new Subadvised Series whose public shareholders purchase shares on the basis of a prospectus containing the disclosure contemplated by condition 2 below, by the sole initial shareholder before offering the Subadvised Series'
shares to the public.

2 .	The prospectus for each Subadvised Series will disclose the existence, substance, and effect of any order granted pursuant to this Application. Each Subadvised Series will hold itself out to the public as employing the multi-manager structure described in this Application. The prospectus will prominently disclose that the Adviser has the ultimate responsibility, subject to oversight by the applicable Board, to oversee the Sub-Advisers and recommend their hiring, termination and replacement.

3 .	The Adviser will provide general management services to a Subadvised Series, including overall supervisory responsibility for the general management and investment of the Subadvised
Series' assets. Subject to review and approval of the applicable Board, the Adviser will (a) set a
Subadvised Series' overall investment strategies, (b) evaluate, select, and recommend Sub-
Advisers to manage all or a portion of a Subadvised Series' assets, and (c) implement procedures reasonably designed to ensure that Sub-Advisers comply with a Subadvised Series' investment objective, policies and restrictions. Subject to review by the applicable Board, the Adviser will
(a) when appropriate, allocate and reallocate a Subadvised Series' assets among multiple Sub-
Advisers; and (b) monitor and evaluate the performance of Sub-Advisers.

4 .	A Subadvised Series will not make any Ineligible Sub-Adviser Changes without the approval of the shareholders of the applicable Subadvised Series (or, in the case of an insurance-
related Subadvised Series, the contract owners with assets allocated to any registered separate account for which the Subadvised Series serves as a funding medium),

5 .	Subadvised Series will inform shareholders (or, in the case of an insurance-related
Subadvised Series, the contract owners with assets allocated to any registered separate account for which the Subadvised Series serves as a funding medium) of the hiring of a new Sub-Adviser within 90 days after the hiring of the new Sub-Adviser pursuant to the Modified Notice and
Access Procedures.

6 .	At all times, at least a majority of each Board will be Independent Board Members, and the nomination of new or additional Independent Board Members will be placed within the discretion of the then-existing Independent Board Members.

7 .	Independent Legal Counsel, as defined in Rule 0-1(a)(6) under the 1940 Act, will be engaged to represent the Independent Board Members. The selection of such counsel will be within the discretion of the then-existing Independent Board Members.

8 .	The Adviser will provide the applicable Board, no less frequently than quarterly, with information about the profitability of the Adviser on a per Subadvised Series basis. The information will reflect the impact on profitability of the hiring or termination of any Sub-
Adviser during the applicable quarter.

9 .	Whenever a Sub-Adviser is hired or terminated, the Adviser will provide the applicable
Board with information showing the expected impact on the profitability of the Adviser.

10 .	Whenever a Sub-Adviser change is proposed for a Subadvised Series with an Excluded
Affiliated Sub-Adviser or a Majority-Owned Sub-Adviser, the applicable Board, including a majority of the Independent Board Members, will make a separate finding, reflected in the applicable Board minutes, that such change is in the best interests of the Subadvised Series and its shareholders (or, in the case of an insurance-related Subadvised Series, the contract owners with assets allocated to any registered separate account for which that Subadvised Series serves as a funding medium), and does not involve a conflict of interest from which the Adviser,
Excluded Affiliated Sub-Adviser or Majority-Owned Sub-Adviser derives an inappropriate advantage.

11 .	No Board Member or officer of a Subadvised Series, or director, manager, or officer of the Adviser, will own directly or indirectly (other than through a pooled investment vehicle that is not controlled by such person), any interest in a Sub-Adviser, except for (i) ownership of interests in the Adviser or any entity, except a Majority-Owned Sub-Adviser, that controls, is controlled by, or is under common control with the Adviser, or (ii) ownership of less than 1% of the outstanding securities of any class of equity or debt of a publicly-traded company that is either a Sub-Adviser or an entity that controls, is controlled by, or is under common control with a Sub-Adviser.

12 .	In the event the Commission adopts a rule under the 1940 Act providing substantially similar relief to that requested in the Application, the requested order will expire on the effective date of that rule.

13 .	Each Subadvised Series will disclose the Aggregate Fee Disclosure in its registration statement.

	VIII.	CONCLUSION

For the foregoing reasons, Applicants respectfully request that the Commission issue an order under Section 6(c) of the 1940 Act granting the relief requested in the Application.

Applicants submit that the requested exemptions are necessary or appropriate in the public interest, consistent with the protection of investors and consistent with the purposes fairly intended by the policy and provisions of the 1940 Act.

IX.	PROCEDURAL MATTERS

Pursuant to Rule 0-2(f) under the Act, Applicants state that their respective addresses are as follows:

Principal Funds, Inc.	Principal Variable Contracts	Principal Management Corporation
650 8th Street	Funds, Inc.	The Principal Financial Group
Des Moines, IA 50392	650 8th Street	Des Moines, IA 50392
Des Moines, IA 50392

Applicants further state that all communications, notices and orders concerning this
Application should be directed to John W. Blouch, Esq., Drinker Biddle & Reath LLP, 1500 K
Street, N.W., Washington, DC 20005-1209, telephone: (202) 230-5422, fax: (202) 842-8465.
Copies should be directed to Michael D. Roughton, Esq., The Principal Financial Group,
Des Moines, IA 50392-0300.

Pursuant to Rule 0-2(c)(1) under the Act, each Applicant hereby represents that all requirements of its Articles of Incorporation and By-laws have been complied with in connection with the execution and filing of this Application, and the undersigned officer of each of the
Applicants is fully authorized to execute this Application and any amendments hereto. The resolutions adopted by the respective Applicants that authorize the filing of this Application and any amendments hereto are attached hereto as Exhibits C and D.

Applicants request that the Commission issue an order without a hearing pursuant to Rule
0-5 under the Act.

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, each of the
Applicants has caused this Application to be duly signed on its behalf in the City of Des Moines in the State of Iowa on the 27th day of March, 2013.

PRINCIPAL FUNDS, INC.
PRINCIPAL VARIABLE CONTRACTS FUNDS, INC.

/s/ Michael J. Beer
_____________________________
Name: Michael J. Beer
Title: Executive Vice President

PRINCIPAL MANAGEMENT CORPORATION

/s/ Michael J. Beer
_____________________________
Name: Michael J. Beer
Title: Executive Vice President and
Chief Operating Officer

EXHIBIT INDEX

Exhibit	Document

A	Current Sub-Advisers and Series

B	Verifications

C	Authorization of PFI and PVC

D	Authorization of PMC

Exhibit A
Current Sub-Advisers and Series
Non-Affiliated Sub-Advisers

Sub-Adviser	PFI Series	PVC Series
AllianceBernstein L.P.	SmallCap Growth Fund I

American Century	LargeCap Growth Fund II
Investment
Management, Inc.

AQR Capital	Global Multi-Strategy Fund
Management, LLC

Barrow, Hanley,	MidCap Value Fund III
Mewhinney &	LargeCap Value Fund III
Strauss, LLC	Overseas Fund

BlackRock Financial	Diversified Real Asset Fund
Management Inc.	Inflation Protection Fund

Brookfield Investment	Diversified Real Asset Fund
Management, Inc.

Brown Advisory, LLC	LargeCap Growth Fund I	LargeCap Growth Account I
SmallCap Growth Fund I

Causeway Capital	Overseas Fund
Management LLC

ClearBridge	LargeCap Blend Fund II	LargeCap Blend Account II
Advisors, LLC

Cliffwater LLC	Global Multi-Strategy Fund

CNH Partners, LLC	Global Multi-Strategy Fund

Credit Suisse Asset	Global Multi-Strategy Fund
Management, LLC	Diversified Real Asset Fund

DDJ Capital	Global Diversified Income Fund
Management, LLC

Dimensional Fund	SmallCap Value Fund II
Advisors LP

Emerald Advisers, Inc.	SmallCap Growth Fund II	SmallCap Growth Account II

Sub-Adviser	PFI Series	PVC Series
Goldman Sachs Asset	MidCap Value Fund I
Management, L.P.

Guggenheim Partners	Global Diversified Income Fund
Investment
Management, LLC

Herndon Capital	LargeCap Value Fund I
Management, LLC

Jacobs Levy Equity	MidCap Growth Fund III
Management, Inc.

Jennison Associates LLC	Diversified Real Asset Fund

J.P. Morgan Investment	High Yield Fund I	SmallCap Value Account I
Management Inc.

Loomis, Sayles &	Global Multi-Strategy Fund
Company, L.P.

Los Angeles Capital	Global Multi-Strategy Fund
Management and Equity	MidCap Value Fund I
Research, Inc.	SmallCap Value Fund II

Mellon Capital	Bond Market Index Fund	Bond Market Index Account
Management Corporation

Montag & Caldwell, LLC	LargeCap Growth Fund II

Morgan Stanley Investment		Asset Allocation Account
Management, Inc.

Pacific Investment	Core Plus Bond Fund I
Management	Global Multi-Strategy Fund
Company LLC

Neuberger Berman	High Yield Fund I
Fixed Income LLC

Pyramis Global	International Fund I
Advisors, LLC

Schroder Investment	International Fund I
Management North
America Inc. and Schroder
Investment Management
North America Limited

Sub-Adviser	PFI Series	PVC Series
Stone Harbor Investment	Global Diversified Income Fund
Partners LP

Symphony Asset	Diversified Real Asset Fund
Management LLC

Thompson, Siegel	LargeCap Value Fund I
& Walmsley LLC

Tortoise Capital Advisors,	Diversified Real Asset Fund
L.L.C.	Global Diversified Income Fund

T. Rowe Price	LargeCap Blend Fund II	LargeCap Blend Account II
Associates, Inc.	LargeCap Growth Fund I	LargeCap Growth Account I

Turner Investments, L.P.	MidCap Growth Fund III

Vaughan Nelson	SmallCap Value Fund II
Investment
Management, LP

Wellington Management	Global Multi-Strategy Fund
Company, LLP

Westwood	LargeCap Value Fund III
Management Corp.

W.H. Reaves & Co., Inc.	Global Diversified Income Fund

Majority-Owned Sub-Advisers *

Sub-Adviser	PFI Series	PVC Series
Columbus Circle	LargeCap Growth Fund	LargeCap Growth Account
Investors	MidCap Growth Fund
SmallCap Growth Fund I

Edge Asset	Equity Income Fund	Equity Income Account
Management, Inc. **	Government & High Quality Bond	Government & High Quality Bond
	Fund	Account
	Income Fund	Income Account
	Principal Capital Appreciation Fund	Principal Capital Appreciation
	Short-Term Income Fund	Account
	Small MidCap Dividend Income	Short-Term Income Account
	Fund	SAM Balanced Portfolio
	SAM Balanced Portfolio	SAM Conservative Balanced
	SAM Conservative Balanced	Portfolio
	Portfolio	SAM Conservative Growth
	SAM Conservative Growth	Portfolio

Sub-Adviser	PFI Series	PVC Series
	Portfolio	SAM Flexible Income Portfolio
	SAM Flexible Income Portfolio	SAM Strategic Growth Portfolio
SAM Strategic Growth Portfolio

Post Advisory	Global Diversified Income Fund
Group, LLC **

Principal Global	Bond & Mortgage Securities Fund	Balanced Account
Investors, LLC **	Blue Chip Fund	Bond & Mortgage Securities
	California Municipal Fund	Account
	Diversified International Fund	Diversified International Account
	Global Diversified Income Fund	International Emerging Markets
	Global Opportunities Fund	Account
	High Yield Fund I	LargeCap S&P 500 Index Account
	International Emerging Markets	LargeCap Value Account
	Fund	MidCap Blend Account
	International Equity Index Fund	Money Market Account
	LargeCap S&P 500 Index Fund	Principal LifeTime 2010 Account
	LargeCap Value Fund	Principal LifeTime 2020 Account
	MidCap Blend Fund	Principal LifeTime 2030 Account
	MidCap S&P 400 Index Fund	Principal LifeTime 2040 Account
	MidCap Value Fund III	Principal LifeTime 2050 Account
	Money Market Fund	Principal LifeTime Strategic
	Opportunistic Municipal Fund	Income Account
	Principal LifeTime 2010 Fund	SmallCap Blend Account
Principal LifeTime 2015 Fund
Principal LifeTime 2020 Fund
Principal LifeTime 2025 Fund
Principal LifeTime 2030 Fund
Principal LifeTime 2035 Fund
Principal LifeTime 2040 Fund
Principal LifeTime 2045 Fund
Principal LifeTime 2050 Fund
Principal LifeTime 2055 Fund
Principal LifeTime 2060 Fund
Principal LifeTime Strategic
Income Fund
SmallCap Blend Fund
SmallCap S&P 600 Index Fund
Tax- Exempt Bond Fund

Principal Real Estate	Diversified Real Asset Fund	Real Estate Securities Account
Investors, LLC **	Global Diversified Income Fund
Global Real Estate Securities Fund
Real Estate Securities Fund

Sub-Adviser	PFI Series	PVC Series
Spectrum Asset	Global Diversified Income Fund
Management, Inc. **	Preferred Securities Fund

__________________________
* Origin Asset Management LLP and/or Finisterre Capital LLP may in the future serve as a Majority-
Owned Sub-Adviser to one or more of the PFI and/or PVC Series.
** Each of these sub-advisers is a “wholly-owned subsidiary” (as defined in Section 2(a)(43) of the 1940
Act) of the Adviser.

Exhibit B

Verifications

The undersigned states: that he has duly executed the attached Application, dated March 27,
2013, for and on behalf of each of Principal Funds, Inc. and Principal Variable Contracts
Funds, Inc.; that he is Executive Vice President of each such company; and that all action by stockholders, directors and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

PRINCIPAL FUNDS, INC.
PRINCIPAL VARIABLE CONTRACTS FUNDS, INC.

/s/ Michael J. Beer
Name: Michael J. Beer
Title: Executive Vice President

The undersigned states: that he has duly executed the attached Application, dated March 27,
2013, for and on behalf Principal Management Corporation; that he is Executive Vice
President and Chief Operating Officer of such company; and that all action by stockholders, directors and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

PRINCIPAL MANAGEMENT CORPORATION

/s/ Michael J. Beer
______________________________
Name: Michael J. Beer
Title: Executive Vice President and
Chief Operating Officer

Exhibit C

Authorization of PFI and PVC

I, Beth C. Wilson, do hereby certify that I am the Vice President and Secretary of
Principal Funds, Inc. and Principal Variable Contracts Funds, Inc., and that the following resolution was duly adopted by the Board of Directors of each such corporation and remains in full force and effect as of the date hereof:

BE IT RESOLVED, that the appropriate officers of this
Corporation be, and they hereby are, authorized to take all such action as may be necessary or appropriate to cause one or more applications for exemptive or other orders under the Investment
Company Act of 1940, as amended, to be executed and filed with the Securities and Exchange Commission, on behalf of the
Corporation, and to file such amendments thereto as such officers deem necessary or appropriate upon the advice of counsel.

IN WITNESS WHEREOF, I have executed this certificate on this 27th day of March,
2013	.

/s/ Beth C. Wilson
__________________________
Beth C. Wilson
Vice President and Secretary
Principal Funds, Inc.
Principal Variable Contracts Funds, Inc.

Exhibit D

Authorization of PMC

I, Patricia A. Barry, do hereby certify that I am the Assistant Corporate Secretary of
Principal Management Corporation and that the following resolution was duly adopted by the
Board of Directors of such corporation on January 13, 1998, and remains in full force and effect as of the date hereof:

RESOLVED, that the Chairman of the Board, the President, any Vice President, the
Secretary or such other officers as may be designated, by the Chairman or the President, be and hereby authorized and directed to prepare for the corporation individually, or individually or jointly with Princor Financial Services Corporation, any registered investment company or companies for which Princor Financial Services Corporation and/or Principal Management Corporation serve as investment adviser or principal underwriter, respectively, Principal Mutual Life Insurance company or any affiliate, including any of its separate accounts, applications pursuant to any federal securities laws, including the Securities Act of 1933, the Securities Exchange Act of 1934, the
Investment Company Act of 1940, and the Investment Advisers Act of 1940 (the “Acts”),
for orders granting such exemptions from the Acts as are necessary or desirable, and to execute and file on behalf of this corporation such applications and any amendments thereto with the Securities and Exchange Commission.

IN WITNESS WHEREOF, I have executed this certificate on this 27th day of March,
2013.

/s/ Patricia A. Barry
____________________________________
Patricia A. Barry
Assistant Corporate Secretary
Principal Management Corporation

DC01/ 3091565.6

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